Full Year Ended 31 March 2023

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 16 May 2023, are available from the Investor Relations area of our website at https://ir.jameshardie.com.au/financial-information/financial-results.
Investor/Media/Analyst Inquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

Full Year Financial Highlights

US$ Millions (except per share data)	Full Year Ended 31 March
	FY23	FY22	Change
Net sales	$3,777.1	$3,614.7	4%
Gross margin (%)	34.7	36.3	(1.6 pts)
EBIT	741.4	682.6	9%
EBIT margin (%)	19.6	18.9	0.7 pts
Adjusted EBIT[1]	779.8	815.6	(4%)
Adjusted EBIT margin (%)[1]	20.6	22.6	(2.0 pts)
Net income	512.0	459.1	12%
Adjusted Net income[1]	605.5	620.7	(2%)
Earnings per share - diluted	$1.15	$1.03	12%
Adjusted earnings per share - diluted[1]	$1.36	$1.39	(2%)

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales increased 4% to US$3,777.1 million driven by Price/Mix growth of 9% as all three regions delivered value added solutions to our customers. This growth was partially offset by a volume decrease of 5% resulting from weaker global housing markets.
•Adjusted EBIT decreased 4% to US$779.8 million with an adjusted EBIT margin of 20.6% due to lower gross margin of 1.6 percentage points. The challenging global macro environment conditions and high input costs that included significant inflationary pressures, impacted all of our segment results for the year.
Overall, the Company finished fiscal year 2023 strong by delivering record net sales globally and for all three regions in local currency for the full year. In Q4 FY2023, all three regions achieved sequential EBIT margin improvement by continuing to execute our strategy to drive profitable share gain. While the outlook for the housing markets we participate in is still uncertain, management is remaining thoughtful and focused on where we can accelerate our competitive advantages moving into FY2024.
We have a superior value proposition with the right products and solutions that our customers are seeking, which allows us to continue to deliver differentiated results. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Full Year Ended 31 March
	FY23	FY22	Change
Volume (mmsf)	3,038.5	3,112.2	(2%)
Fiber cement net sales	2,787.6	2,551.3	9%
Gross profit			5%
Gross margin (%)			(1.5 pts)
EBIT	767.5	741.2	4%
EBIT margin (%)	27.5	29.1	(1.6 pts)

FY23 vs FY22
Net sales increased 9% on the strength of our Price/Mix growth of 11%. Price/Mix growth resulted from the execution of our strategy to drive profitable share gain by providing the right solutions our customers are seeking, combined with our strategic price increases.
Gross margin decreased as a result of the following components:

Higher average net sales price	6.6	pts
Higher production and distribution costs	(8.1	pts)
Total percentage point change in gross margin	(1.5	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of pulp, labor, cement and energy.
SG&A expenses increased 10% primarily driven by a higher investment in marketing, with the first half up 27% and the second half down 6% versus the prior corresponding periods. The first half was reflective of our strategy to increase our investment in marketing, talent and other SG&A initiatives which began in FY22, and then later in the year we reallocated and prioritized our SG&A expenditures to adapt to the market conditions. As a percentage of sales, SG&A expenses were flat.
EBIT margin decreased 1.6 percentage points to 27.5%, driven by lower gross margin.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	3

OPERATING RESULTS

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Full Year Ended 31 March
	FY23	FY22	Change
Volume (mmsf)	577.2	633.3	(9%)
Fiber cement net sales	539.2	574.9	(6%)
Gross profit			(8%)
Gross margin (%)			(0.6 pts)
EBIT	142.8	160.8	(11%)
EBIT margin (%)	26.5	28.0	(1.5 pts)

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Full Year Ended 31 March
	FY23	FY22	Change
Volume (mmsf)	577.2	633.3	(9%)
Fiber cement net sales	787.0	777.7	1%
Gross profit			(1%)
Gross margin (%)			(0.6 pts)
EBIT	208.8	217.4	(4%)
EBIT margin (%)	26.5	28.0	(1.5 pts)

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	4

OPERATING RESULTS

FY23 vs FY22 (A$)

Net sales increased 1%, driven by Price/Mix growth of 10%, offset by lower volumes of 9%. The growth in Price/Mix resulted from the execution of our strategy to drive profitable share gain by providing the right solutions our customers are seeking combined with our strategic price increases. The decline in volumes is primarily attributable to softening of housing market activity in Australia and New Zealand.
The decrease in gross margin can be attributed to the following components:

Higher average net sales price	5.5	pts
Higher production and distribution costs	(6.1	pts)
Total percentage point change in gross margin	(0.6	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of energy, pulp and freight.
SG&A expenses increased 10%, primarily driven by higher employee costs, with the first half up 21% and the second half down 1% versus the prior corresponding periods. The first half was reflective of our strategy to increase our investment in talent, and then later in the year we reallocated and prioritized our SG&A expenditures to adapt to the market conditions. As a percentage of sales, SG&A expenses increased 0.8 percentage points.
EBIT margin of 26.5% decreased 1.5 percentage points, driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	5

OPERATING RESULTS

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Full Year Ended 31 March
	FY23	FY22	Change
Volume (mmsf)	849.0	952.6	(11%)
Fiber cement net sales	68.6	76.3	(10%)
Fiber gypsum net sales[1]	381.7	412.2	(7%)
Net sales	450.3	488.5	(8%)
Gross profit			(23%)
Gross margin (%)			(4.5 pts)
EBIT	26.5	62.9	(58%)
EBIT margin (%)	5.8	12.9	(7.1 pts)

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Full Year Ended 31 March
	FY23	FY22	Change
Volume (mmsf)	849.0	952.6	(11%)
Fiber cement net sales	65.8	65.6	—%
Fiber gypsum net sales[1]	366.0	354.9	3%
Net sales	431.8	420.5	3%
Gross profit			(14%)
Gross margin (%)			(4.5 pts)
EBIT	25.2	54.2	(54%)
EBIT margin (%)	5.8	12.9	(7.1 pts)

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	6

OPERATING RESULTS

FY23 vs FY22 (€)
Net sales increased 3% due to a 14% growth in Price/Mix driven by our strategic price increases, partially offset by a 11% decrease in volumes. The volume decrease resulted from both lower fiber gypsum and fiber cement volumes as housing market activity decreased.
The decrease in gross margin is attributable to the following components:

Higher average net sales price	8.4	pts
Higher production and distribution costs	(12.9	pts)
Total percentage point change in gross margin	(4.5	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of energy, gypsum and freight.
SG&A expenses increased 18% primarily due to higher employee and marketing costs. As a percentage of sales, SG&A expenses increased 2.2 percentage points.
EBIT margin of 5.8% decreased 7.1 percentage points primarily driven by lower gross margin and higher SG&A expenses.

General Corporate
Results for General Corporate were as follows:

US$ Millions	Full Year Ended 31 March
	FY23	FY22	Change %
General Corporate SG&A expenses	$123.7	$114.9	8
Asbestos:
Asbestos adjustments loss	37.0	131.7	(72)
AICF SG&A expenses	1.4	1.3	8
General Corporate costs	$162.1	$247.9	(35)

General Corporate SG&A expenses increased US$8.8 million primarily due to higher employee costs, stock compensation expenses and New Zealand Weathertightness expenses, partially offset by lower other legal costs.
Asbestos adjustments primarily reflect the annual actuarial adjustment recorded in line with KPMG's actuarial report, as well as the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.
Readers are referred to Note 12 of our 31 March 2023 consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	7

OPERATING RESULTS

The AUD/USD spot exchange rates are shown in the table below:

FY23		FY22
31 March 2022	0.7482	31 March 2021	0.7601
31 March 2023	0.6711	31 March 2022	0.7482
Change	(10)%	Change	(2)%

Asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	Full Year Ended 31 March
	FY23	FY22
Change in estimates	$57.1	$140.9
Effect of foreign exchange on Asbestos net liabilities	(45.9)	(13.2)
Loss on foreign currency forward contracts	24.5	5.3
Other	1.3	(1.3)
Asbestos adjustments loss	$37.0	$131.7

The change in estimate for the actuarial adjustment for fiscal year 2023 is due to the annual inflation adjustment, higher expected claim numbers, partially offset by a reduction in the assumed average claims settlement costs.

Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline. Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.

Interest, net

US$ Millions	Full Year Ended 31 March
	FY23	FY22	Change %
Gross interest expense	$45.5	$42.2	8
Capitalized interest	(8.5)	(1.9)	347
Interest income	(2.1)	(0.1)	NM
AICF interest income, net	(4.2)	(0.9)	367
Interest, net	$30.7	$39.3	(22)

NM = not meaningful
Interest, net decreased primarily due to higher capitalized interest related to our capital expansion projects, and higher net AICF interest income driven by higher interest rates and AICF investments.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	8

OPERATING RESULTS

Income Tax

US$ Millions	Full Year Ended 31 March
	FY23	FY22	Change
Income tax expense	211.5	184.0	15%
Effective tax rate (%)	29.2	28.6	0.6 pts

Adjusted income tax expense[1]	152.2	154.5	(1%)
Adjusted effective tax rate[1] (%)	20.1	19.9	0.2 pts

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate increased 0.6 percentage points primarily due to asbestos and other tax adjustments. The Adjusted effective tax rate increased 0.2 percentage points, primarily due to a change in the geographical mix of earnings.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	9

OPERATING RESULTS

Net Income

US$ Millions	Full Year Ended 31 March
	FY23	FY22	Change %
EBIT
North America Fiber Cement	$767.5	$741.2	4
Asia Pacific Fiber Cement	142.8	160.8	(11)
Europe Building Products	26.5	62.9	(58)
Research and Development	(33.3)	(34.4)	3
General Corporate[1]	(123.7)	(114.9)	(8)
Adjusted EBIT	779.8	815.6	(4)

Net income
Adjusted interest, net[1]	34.9	40.2	(13)
Other (income) expense	(12.8)	0.2	NM
Adjusted income tax expense[2]	152.2	154.5	(1)
Adjusted net income	$605.5	$620.7	(2)
1.Excludes Asbestos-related expenses and adjustments
2.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments
NM = not meaningful

Adjusted net income of US$605.5 million decreased 2%, primarily driven by lower EBIT in the Europe and Asia Pacific regions, partially offset by higher earnings in North America and the US$8.9 million gain, net of tax, on sale of land in Europe.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	10

OTHER INFORMATION

Cash Flow

US$ Millions	Full Year Ended 31 March
	FY23	FY22	Change	Change %
Net cash provided by operating activities	$607.6	$757.2	$(149.6)	(20)
Net cash used in investing activities	660.1	348.2	311.9	90
Net cash used in financing activities	25.4	449.6	(424.2)	(94)
Significant sources and uses of cash during fiscal year 2023 include:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$818.9 million;
◦Working capital increased by US$101.9 million, primarily due to higher inventory and lower accounts payable, partially offset by lower accounts receivable; and
◦Asbestos claims paid of US$107.9 million.
•Cash used in investing activities:
◦Capital expenditures of US$591.3 million, including global capacity expansion project spend of US$378.4 million; and
◦AICF net investments of US$74.4 million.
•Cash used in financing activities:
◦Dividend payment of US$129.6 million;
◦Repurchase of shares under the share buyback program of US$78.4 million; and
◦US$190.0 million in net proceeds on our revolving credit facility.

Capacity Expansion

Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.
During fiscal year 2023, we:
•Completed construction of Trim finishing capacity in Prattville, Alabama and commissioned in Q1 FY23
•Completed construction of Brownfield expansion in Carole Park, Queensland and commissioned in Q4 FY23
•Decided to cancel plans for Pilot Plants, saving approximately US$130 million in capital

In fiscal year 2024, we estimate total Capital Expenditures will be approximately US$550 million and plan to:

•Complete construction of ColorPlus® finishing capacity in Westfield, Massachusetts in Q1 FY24
•Continue construction of Sheet Machines #3 and #4 in Prattville, Alabama, with Sheet Machine #3 expected to be completed in Q4 FY24
•Continue construction of ColorPlus® finishing capacity in Prattville, Alabama
•Continue construction of our Greenfield site in Truganina, Victoria
•Continue Brownfield expansion of the fiber gypsum facility in Orejo, Spain
•Purchase land in Q1 FY24 for our future USA Greenfield site in Crystal City, Missouri. We do not intend to begin construction of this site in FY24
•Purchase land for our future Fiber Cement Greenfield site in Europe in the first half of FY24. We do not intend to begin construction of this site in FY24

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	11

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position decreased US$12.0 million, from US$125.0 million at 31 March 2022 to US$113.0 million at 31 March 2023. We also have US$362.8 million of available borrowing capacity under our revolving credit facility at 31 March 2023.
Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management

Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Maintain a flexible balance sheet
•Deploy excess capital to shareholders via a share buyback program

For the full year ended 31 March 2023, we repurchased a total of 3.8 million shares for a total of US$78.4 million for an average per share price of US$20.45.

Other Asbestos Information

	Full Year Ended 31 March
	FY23	FY22	Change %
Claims received	555	555	—
Direct claims	403	411	(2)
Cross claims	152	144	6
Actuarial estimate for the period	543	573	(5)
Difference in claims received to actuarial estimate	12	(18)

Average claim settlement (A$)	303,000	314,000	(4)
Actuarial estimate for the period (A$)	331,000	312,000	6
Difference in claims paid to actuarial estimate	(28,000)	2,000

For the full year ended 31 March 2023, we noted the following related to asbestos-related claims:

•Total claims received were 2% above actuarial expectations and flat compared to prior year;
•Mesothelioma claims reported were 1% above actuarial expectations and 2% lower than prior year;
•Number of claims settled were 4% above actuarial expectations and 2% above prior year;
•Average claim settlement was 8% below actuarial expectations and 4% below prior year; and
•Direct mesothelioma average claim settlement sizes were higher than expected for the younger two age cohorts and lower than expected for the older two age cohorts.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	12

OTHER INFORMATION

AICF Funding
We funded US$109.6 million (A$158.8 million) to AICF during fiscal year 2023, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Report, we have contributed approximately A$2,057.8 million to the fund.
In accordance with the terms of the AFFA, the Company anticipates that it will contribute approximately A$128 million (US$86 million based on the exchange rate at 31 March 2023) to AICF during the fiscal year ending 31 March 2024.

Readers are referred to Notes 1 and 12 of our 31 March 2023 consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	13

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents
This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted EBIT;	•	Adjusted income before income taxes;
•	Adjusted EBIT margin;	•	Adjusted income tax expense;
•	Adjusted interest, net;	•	Adjusted effective tax rate; and
•	Adjusted net income;	•	Adjusted return on capital employed (Adjusted "ROCE")
•	Adjusted diluted earnings per share;
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Price/Mix – The percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the Volume growth percentage.
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	14

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY23	Q4 FY22	FY23	FY22
EBIT	$130.6	$82.4	$741.4	$682.6
Asbestos:
Asbestos adjustments loss	56.5	142.5	37.0	131.7
AICF SG&A expenses	0.4	0.4	1.4	1.3
Adjusted EBIT	$187.5	$225.3	$779.8	$815.6
Net sales	917.8	968.2	3,777.1	3,614.7
Adjusted EBIT margin	20.4%	23.3%	20.6%	22.6%

Adjusted interest, net

US$ Millions	Full Year Ended 31 March
	FY23	FY22
Interest, net	$30.7	$39.3

AICF interest income, net	(4.2)	(0.9)
Adjusted interest, net	$34.9	$40.2

Adjusted net income

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY23	Q4 FY22	FY23	FY22
Net income	$81.4	$52.2	$512.0	$459.1
Asbestos:
Asbestos adjustments loss	56.5	142.5	37.0	131.7
AICF SG&A expenses	0.4	0.4	1.4	1.3
AICF interest income, net	(1.7)	(0.4)	(4.2)	(0.9)
Tax adjustments[1]	9.6	(17.2)	59.3	29.5
Adjusted net income	$146.2	$177.5	$605.5	$620.7

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	15

NON-GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Full Year Ended 31 March
	FY23	FY22
Adjusted net income (US$ millions)	$605.5	$620.7
Weighted average common shares outstanding - Diluted (millions)	445.6	445.9
Adjusted diluted earnings per share	$1.36	$1.39

Adjusted effective tax rate

US$ Millions	Full Year Ended 31 March
	FY23	FY22
Income before income taxes	$723.5	$643.1
Asbestos:
Asbestos adjustments loss	37.0	131.7
AICF SG&A expenses	1.4	1.3
AICF interest income, net	(4.2)	(0.9)
Adjusted income before income taxes	$757.7	$775.2

Income tax expense	211.5	184.0
Tax adjustments[1]	(59.3)	(29.5)
Adjusted income tax expense	$152.2	$154.5
Effective tax rate	29.2%	28.6%
Adjusted effective tax rate	20.1%	19.9%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted Return on Capital Employed ("Adjusted ROCE")

US$ Millions	Full Year Ended 31 March
	FY23	FY22
Numerator
Adjusted EBIT for ROCE[1]	$779.8	$815.6
Denominator
Gross capital employed (GCE)	1,816.5	1,653.9
Adjustments to GCE[2]	(184.8)	(56.4)
Adjusted gross capital employed	$1,631.7	$1,597.5
Adjusted ROCE	47.8%	51.1%

[1]There were no adjustments as calculated according to ROCE stock compensation plan documents
[2]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments) dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the remuneration committee; and (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	16

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 16 May 2023, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - Full Year Ended March 31 2023	17